

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 27, 2019

Peter P. Pfreundschuh
Chief Financial Officer
UroGen Pharma Ltd.
499 Park Avenue
New York, NY 10022

> **Re: UroGen Pharma Ltd.**
> **Registration Statement on Form S-3**
> **Filed December 20, 2019**
> **File No. 333-235642**

Dear Mr. Pfreundschuh:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mary Beth Breslin at 202-551-3625 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Daniel I. Goldberg